September 27, 2010

VIA EDGAR AND OVERNIGHT COURIER

William Friar

Senior Financial Analyst

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	PrivateBancorp, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Form 10-Q for the quarter ended March 31, 2010

File Number 001-34066

Dear Mr. Friar:

This letter is submitted on behalf of PrivateBancorp, Inc. in response to the comment contained in the letter dated September 22, 2010 from the staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K filed on March 1, 2010 and the Company’s Quarterly Report on Form 10-Q filed on May 10, 2010.

For ease of reference, the relevant portion of the Staff’s comment has been reproduced herein with management’s response set forth below the numbered comment.

Form 10-K for the year ended December 31, 2009

Item 11. Executive Compensation, page 28

1.	We note your response to comment 1 of our letter dated June 30, 2010. Regardless of whether you have satisfied thresholds, the existence and parameters of your triggers and targets are material and therefore are required to be disclosed. In future reports, please include information related to your performance metrics similar to the table you provided to us in your response letter dated August 13, 2010 regardless of whether any annual bonus was paid for that fiscal year.

Response:

In future reports, the Company will include relevant disclosure as requested regarding the performance targets and triggers for the Company’s annual bonus plan regardless of whether any annual bonus is actually paid for the fiscal year.

*******

Securities and Exchange Commission

Division of Corporate Finance

September 27, 2010

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me by phone at (312) 564-6063 or by facsimile at (312) 564-6883.

Sincerely,

/s/ Jennifer R. Evans
Name:	Jennifer R. Evans
Title:	General Counsel

cc:	Larry D. Richman
President and Chief Executive Officer

Kevin M. Killips
Chief Financial Officer